Vanguard

P.O. Box 876

Valley Forge, PA 19482

March 7, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn.: Lisa N. Larkin. Esq.

Senior Counsel

Re: Vanguard Malvern Funds (the “Registrant”) on behalf of Vanguard Short Duration Bond ETF

Registration Statement on Form N-1A (File Nos. 811-05628; 33-23444) Request for Acceleration

Dear Ms. Larkin,

On behalf of the above-referenced Registrant and its principal underwriter, Vanguard Marketing Corporation, pursuant to the requirements of Rule 461 under the Securities Act of 1933 (“Act”), as amended, we respectfully request that the effective date of Post-Effective Amendment Nos. 94/96 (“Amendment”) to the Registrant’s Registration Statement on Form N-1A be accelerated to March 26, 2025, or as soon as practicable thereafter.

The Amendment was filed to register ETF shares of Vanguard Short Duration Bond ETF, a new series of the Registrant. The Registrant will file another Post-Effective Amendment Nos. 97/99 to the Registrant’s Registration Statement on such date, reflecting responses to comments received from the staff of the Securities and Exchange Commission and other non-material updates. The undersigned is aware of its obligations under the Act.

It is our understanding that you have previously discussed the possible acceleration of the Registration Statement with Lauren Ryan, on behalf of the Registrant.

Please direct questions or comments relating to this request to Lauren Ryan at lauren_ryan@vanguard.com .

Sincerely,

VANGUARD MALVERN FUNDS

By: /s/ John E. Schadl

John E. Schadl

Assistant Secretary

VANGUARD MARKETING CORPORATION

By: /s/ Beth Morales Singh

Beth Morales Singh

Secretary